15950 N. Dallas Parkway, Suite 600 Dallas, Texas 75248 t 972.661.1843 f 972.490.4120

Consent of Independent Registered Public Accounting Firm

We have issued our reports for the years ended June 30, 2011, 2010, and 2009, dated
August 17, 2011, August 19, 2010, and August 3, 2009, respectively, accompanying the financial statements and selected per share data and ratios of Armstrong Associates, Inc. We consent to the use of the aforementioned reports and to the use of our name as it appears in the Prospectus under the caption "Condensed Financial Information" and under the caption “Additional Fund Information” as it appears in the shareholders report.

Travis Wolff, LLP
Dallas, Texas
October 27, 2011

Assurance  l  Tax  l  Advisory
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